O:\JPETREA\98_10K\NEW12B25.DOC


                          UNITED STATES                    OMB APPROVAL
                SECURITIES AND EXCHANGE COMMISSION        OMB
                      Washington, D.C. 20549              Num
                           FORM 12b-25                    ber
                                                         :    3235-0058
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                                                         s: May 31, 1997
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                   NOTIFICATION OF LATE FILING                SEC FILE NU
                                                             MBER

                                                            001-
                                                            13460
(Check  CUSIP NUMBER
One):  x Form 10-K        o     190495 10 1
Form 20-F       o Form 11-K        o Form 10-Q   o
Form N-SAR
     For Period Ended:   December 31, 1997
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or T ype.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

 N/A

PART I - REGISTRANT INFORMATION

Coastal Physician Group, Inc.
Full Name of Registrant
N/A
Former Name if Applicable
2828 Croasdaile Drive
Address of Principal Executive Office (Street and Number)
Durham, North Carolina 27705
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed.  (Check box if appropriate)
    (a  The reasons described in reasonable detail in Part III of this
    )   form could not be eliminated without unreasonable  effort or expense;
x   (b  The subject annual report, semi-annual report, transition report
    ) on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c  The accountant's statement or other exhibit required by Rule 12b-
    )   25(c) has been attached if applicable.

PART III - NARRATIVE

PART III
          THE REGISTRANT'S EXECUTIVE OFFICERS HAVE BEEN
          ENGAGED IN INTENSIVE DISCUSSIONS IN
          CONNECTION WITH THE RECENTLY ANNOUNCED SALE
          OF ITS DOCTORS HEALTH PLAN SUBSIDIARY AND
          OBTAINING THE REQUIRED REGULATORY AND
          FINANCIAL APPROVALS. THE INDIVIDUALS
          CONDUCTING THESE DISCUSSIONS INCLUDE SENIOR
          MEMBERS OF THE REGISTRANT'S FINANCE AND LEGAL
          DEPARTMENTS WHO ARE ALSO RESPONSIBLE FOR THE
          PREPARATION OF THE REPORTS UNDER THE
          SECURITIES EXCHANGE ACT OF 1934. DUE TO THE
          TIME AND EFFORT DEVOTED TO THESE DISCUSSIONS,
          THE REGISTRANT IS UNABLE TO FILE ITS FORM 10-
          K FOR THE YEAR ENDED DECEMBER 31, 1997 WITHIN
          THE PRESCRIBED TIME PERIOD.





PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

CHARLES F. KUONI, III
Executive Vice President and Chief Financial Officer
(919)                   383-0355
(Name)                                          (Area Code)
(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s). Yes

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or from the corresponding portion thereof?xYes oNo

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     ITEM 3
          FOR THE YEAR ENDED DECEMBER 31, 1997, THE
          REGISTRANT ANTICIPATES REPORTING A NET LOSS
          THAT IS SUBSTANTIALLY LESS THAN THE $145.5
          MILLION LOSS REPORTED FOR THE YEAR ENDED
          DECEMBER 31, 1996. THE REDUCTION IN NET LOSS
          IS ATTRIBUTABLE TO THE DIVESTITURES OF
          BUSINESSES THAT GENERATED OPERATING LOSSES IN
          1996 AND OPERATING IMPROVEMENTS ATTAINED BY
          THE COMPANY. THE LOSS PER SHARE WILL REFLECT
          A SIGNIFICANT REDUCTION FOR THE YEAR ENDED
          DECEMBER 31, 1997 RESULTING FROM AN INCREASE
          DURING THE YEAR IN THE WEIGHTED AVERAGE
          SHARES OUTSTANDING.

Coastal Physician Group, Inc.
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 30, 1998              By /s/ CHARLES F. KUONI, III
                                     Charles F. Kuoni, III
                                     Executive Vice President and
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                ATTENTION
    Intentional misstatements or omissions of fact constitute Federal
                Criminal Violations (See 18 U.S.C. 1001).

                           GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25(17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange
  Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.   Amendments to the notifications must also be filed on form
  12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (232.13(b) of this SEC 1344 (6/94) chapter).